UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 26, 2021

PENN VIRGINIA CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Virginia	1-13283	23-1184320
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

16285 Park Ten Place, Suite 500 Houston, TX	77084
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (713) 722-6500

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value	PVAC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02. Results of Operations and Financial Condition

On July 26, 2021, Penn Virginia Corporation (“Penn Virginia”) issued a press release, a copy of which is attached hereto as Exhibit 99.1 to provide an operational update.

The information in this section (including Exhibit 99.1) is being furnished, not filed, pursuant to Item 2.02. Accordingly, such information will not be incorporated by reference into any registration statement filed by Penn Virginia under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference.

Item 8.01. Other Events

Notes Offering

On July 26, 2021, Penn Virginia issued a press release, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference, announcing that it intends to commence a private offering of senior notes due 2026 (the “Offering”). Penn Virginia obtained an amendment to the Credit Agreement among Penn Virginia Holding Corp., as borrower, Penn Virginia Corporation, as parent, the subsidiaries of the borrower thereto, the lenders party thereto and Wells Fargo Bank, National Association, in order to permit the Offering.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state. The notes will not be registered under the Securities Act of 1933 or any state securities law and may not be offered or sold in the United States absent registration or an applicable exemption from registration under the Securities Act of 1933 and applicable state securities laws.

Reserve Report

The reserve report of DeGolyer and MacNaughton dated July 8, 2021, relating to Penn Virginia’s estimated quantities of developed reserves, the future net revenues from those reserves and their present value as of June 30, 2021, as referenced in Penn Virginia’s operational update press release discussed in Item 2.02 above, is filed herewith as Exhibit 99.3 and incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit Number	Description

23.1	Consent of DeGolyer and MacNaughton.

99.1	Press Release Issued by Penn Virginia dated July 26, 2021.

99.2	Press Release Issued by Penn Virginia dated July 26, 2021

99.3	Reserve Report dated July 8, 2021

104	The cover page from Penn Virginia Corporation’s Current Report on Form 8-K, formatted in Inline XBRL (included as Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

July 26, 2021	PENN VIRGINIA CORPORATION

	By:	/s/ Katherine J. Ryan
Katherine J. Ryan
Vice President, Chief Legal Counsel and Corporate Secretary

Exhibit 23.1

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

July 26, 2021

Penn Virginia Corporation

16285 Park Ten Place, Suite 500

Houston, Texas 77084

Ladies and Gentlemen:

We hereby consent to the reference to DeGolyer and MacNaughton and to the incorporation of the estimates contained in our report entitled “Report as of June 30, 2021 on Reserves and Revenue of Certain Properties with interests attributable to Penn Virginia Corporation” (our Report) in the Current Report on Form 8-K of Penn Virginia Corporation, to be filed with the United States Securities and Exchange Commission on or about July 26, 2021. In addition, we hereby consent to the incorporation by reference of our report of third party dated July 8, 2021, in the “Financial Statements and Exhibits” portion of the Current Report. We further consent to the incorporation by reference of references to DeGolyer and MacNaughton and to our Report in Penn Virginia Corporation’s Registration Statements on Form S-3 (File Nos. 333-2238137, 333-214709 and 333-254050) and Form S-8 (File Nos. 333-252026, 333-248403, 333-213979, and 333-233364).

Very truly yours,

/s/ DeGolyer and MacNaughton

DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

Exhibit 99.1

Penn Virginia Provides Operational Update

— Exceeds High-End of Oil Sales Volume Guidance for the Second Quarter of 2021 —

— Reduces Per Well Capital Expenditures —

HOUSTON, July 26, 2021 (GLOBE NEWSWIRE) — Penn Virginia Corporation (“Penn Virginia” or the “Company”) (NASDAQ: PVAC) today announced an operational update and timing of its second quarter 2021 earnings release and conference call.

Preliminary Operational and Financial Update

•

As previously announced, Penn Virginia entered into an agreement to acquire Lonestar Resources US Inc. (“Lonestar”) in an all-stock transaction. The transaction is expected to materially increase Penn Virginia’s Free Cash Flow, production, and drilling inventory and is accretive to all key metrics. The Company also expects to realize over $20 million in annual cost synergies after the transaction has closed;

•

Exceeded the high-end of the oil guidance range, selling 20,117 barrels of oil per day (“bbl/d”) for the second quarter of 2021. Total sales volumes for the second quarter of 2021 were 24,844 barrels of oil equivalent per day (“boe/d”);

•

Reduced estimated per well costs by approximately 4% compared to initial guidance estimates for wells completed in the second quarter of 2021, driven primarily by utilizing simulfrac operations and improvements in cycle times. The more efficient operational cadence allowed Penn Virginia to complete two multi-well pads at the end of the quarter, originally scheduled for completion in early July. The cycle time improvements shifted approximately $12.2 million in capital expenditures from the third quarter into the second quarter of 2021, resulting in total capital expenditures in the second quarter of approximately $68.7 million (equating to the low-end of guidance without the effect of cycle time improvements). Both pads were turned to sales in the third quarter;

•	Maintaining 2021 capital expenditure guidance for the full year. The Company remains focused on capital discipline with a consistent two-rig development plan;

•	Generated significant Free Cash Flow(1) for the seventh consecutive quarter, lowering Net Debt(2) by approximately $30 million to $334.2 million as of June 30, 2021;

•	Realized oil price for the second quarter of 2021 of $63.54 per barrel, or $52.70 per barrel, including effects of derivatives, net(3);

•	Estimate net income for the second quarter of 2021 to be within a range of $3 million to $12 million;

•	Estimate Adjusted EBITDAX(4) for the second quarter of 2021 to be within a range of $76 million and $78 million; and

•	Obtained an updated proved developed reserve report from DeGolyer and MacNaughton (“D&M”) as of June 30, 2021.

Darrin Henke, President and Chief Executive Officer of Penn Virginia, commented, “Last quarter, after materially exceeding our oil sales guidance, we raised our second quarter and full-year guidance. I am quite pleased to announce this quarter that we again significantly exceeded the mid-point of this new guidance, topping the high end of our range while at the same time driving down costs on a per well basis and reducing our Net Debt by $30 million. I am so proud of the operational excellence being applied to what we believe is a premier oil asset. We are also incredibly excited about our recently announced acquisition of Lonestar. We believe this highly accretive Eagle Ford acquisition will result in substantial increases in Free Cash Flow, drilling inventory and production, and significant synergies, both G&A-related and operational, for the combined company. We continue our commitment to creating shareholder value through our relentless focus on maximining cash-on-cash returns, Free Cash Flow generation, capital discipline, continuous improvement, and our steadfast commitment to the communities and environment where we live and work.”

Second Quarter 2021 Conference Call

Penn Virginia plans to release its second quarter 2021 results after the market closes on Tuesday, August 3, 2021. A conference call and webcast discussing the second quarter 2021 financial and operational results is currently scheduled for Wednesday, August 4, 2021 at 10 a.m. ET. Prepared remarks will be followed by a question and answer period. Investors and analysts may participate via phone by dialing (844) 707-6931 (international: (412) 317-9248) five to 10 minutes before the scheduled start time, or via webcast by logging on to the Company’s website, www.pennvirginia.com, at least 15 minutes prior to the scheduled start time to download supporting materials and install any necessary audio software.

An on-demand replay of the webcast will be available on the Company’s website beginning shortly after the webcast. The replay will also be available from August 4, 2021, through August 11, 2021, by dialing (877) 344-7529 (international (412) 317-0088) and entering the passcode 101588815.

Proved Developed (“PD”) Reserves

Penn Virginia, on a standalone basis (excluding the acquisition of Lonestar), obtained an updated third-party reserve report from D&M with respect to its PD reserves as of June 30, 2021. Pursuant to such reserve report, Penn Virginia’s PD reserves as of June 30, 2021, were approximately 58.0 million barrels of oil equivalent (“MMboe”). The PD reserves were calculated in accordance with Securities and Exchange Commission (“SEC”) guidelines using the pricing of $49.78 per barrel for oil and $2.43 per million British Thermal Units (MMBtu) for natural gas.

The table below sets forth the Company’s Standardized Measure and SEC PV-10 Value(5) of the Company’s PD reserves as of June 30, 2021:

June 30,
2021
(in millions)
Standardized measure of future discounted cash flows—PD reserves	$809
PV-10 Value(5) of PD reserves utilizing the SEC price guidelines	$818

The table below sets forth the Company’s Standardized Measure and SEC PV-10 Value(5) using flat pricing of $60 per barrel for oil and $2.75 per MMbtu for natural gas as of June 30, 2021:

June 30,
2021
(in millions)
Standardized measure of future discounted cash flows – PD reserves using flat pricing	$1,043
PV-10 Value(5) of PD reserves using flat pricing	$1,055

Balance Sheet and Liquidity

As of June 30, 2021, Penn Virginia had cash of $49.7 million and total debt of $383.9 million, including borrowings under its revolving credit facility of $238.9 million. Liquidity was $160.4 million as of June 30, 2021, including cash and $110.7 million available under the Company’s revolving credit facility.

Hedge Position Update

For more information regarding Penn Virginia’s commodity hedge positions, please visit the presentation section of Penn Virginia’s website at www.pennvirginia.com.

About Penn Virginia Corporation

Penn Virginia Corporation is a pure-play independent oil and gas company engaged in the development and production of oil, NGLs, and natural gas, with operations in the Eagle Ford shale in south Texas. For more information, please visit our website at www.pennvirginia.com. The information on the Company’s website is not part of this release.

Cautionary Statements Regarding Preliminary Financial and Operational Results and Reserves

The preliminary second quarter 2021 financial and operational results included in this release have been prepared by, and are the responsibility of, our management, and not our independent registered public accounting firm, Grant Thornton LLP (“Grant Thornton”). The preliminary results presented above are not a comprehensive statement of our results for the second quarter 2021. In addition, these preliminary results have not been audited, reviewed or compiled by Grant Thornton. Accordingly, Grant Thornton does not express an opinion or any other form of assurance with respect thereto and assumes no responsibility for, and disclaims any association with, this information. We are continuing to review our preliminary second quarter 2021 results, and our actual results may differ materially from these estimates because of final adjustments, the completion of our and Grant Thornton’s review and closing procedures and other developments after the date of this release. In addition, these preliminary results should not be viewed as a substitute for full interim financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) that have been reviewed by Grant Thornton. Important factors that could cause actual results to differ from our preliminary estimates are set forth in our “Risk Factors” set forth in our Annual Report on Form 10-K and the “Forward-Looking Statements” section below. These are estimates that should not be regarded as a representation by us or our management as to our actual results for the second quarter ended June 30, 2021. Investors should not place undue reliance on these estimates, and these preliminary results may not be indicative of future results.

The estimates and guidance presented in this release are based on assumptions of capital expenditure levels, prices for oil, natural gas, and NGLs, current indications of supply and demand for oil, well results, and operating costs. The guidance provided in this release does not constitute any form of guarantee or assurance that the matters indicated will be achieved. While we believe these estimates and the assumptions on which they are based are reasonable, they are inherently uncertain and are subject to, among other things, significant business, economic, operational and regulatory risks and uncertainties and are subject to material revision. Actual results may differ materially from estimates and guidance. Please read the “Forward-Looking Statements” section below, as well as “Risk Factors” in our Annual Report on Form 10-K.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Penn Virginia or Lonestar expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, (1) Penn Virginia’s future production and capital expenditures, its ability to maintain low cost structure, the impact of Gulf Coast pricing, the benefits of its hedge positions and resumption of the drilling program, and its ability to manage leverage and operate within cash flow, and (2) statements regarding the Proposed Transaction with Lonestar described herein (the “Transaction”) and as adjusted descriptions of the post-Transaction company and its operations, integration, debt levels, acreage, well performance, development plans, per unit costs, ability to maintain production within cash flow, production, cash flows, synergies, type curves, opportunities and anticipated future performance. Information adjusted for the Transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the possibility that shareholders of Penn Virginia may not approve the issuance of new shares of Penn Virginia common stock in the Transaction or that shareholders of Lonestar may not approve the Merger Agreement; the risk that a condition to closing of the Transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transaction; the parties do not receive regulatory approval of the Transaction; the risk that changes in Penn Virginia’s capital structure and governance, including its status as a controlled company, could have adverse effects on the market value of its securities; the ability of Penn Virginia to retain customers and retain and hire key personnel and maintain relationships with its suppliers and customers and on Penn Virginia’s operating results and business generally; the risk the Transaction could distract management from ongoing business operations or cause Penn Virginia to incur substantial costs; the risk that the expanded acreage footprint does not allow for longer laterals, lower per unit operating expenses, and increased number of wells per pad as expected; the ability of Penn Virginia to develop drilling locations, which do not represent oil and gas reserves, into production or proved reserves; the risk that Penn Virginia may be unable to reduce expenses or access financing or liquidity; the risk that Penn Virginia does not realize expected benefits of its hedges; the impact of the COVID-19 pandemic, any related economic downturn and any related substantial decline in demand for oil and natural gas; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Penn Virginia’s control, including those detailed in Penn Virginia’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on Penn Virginia’s website at www.pennvirginia.com and on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov. All forward-looking statements are based on assumptions that Penn Virginia believes to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Penn Virginia undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information and Where To Find It

In connection with the proposed merger (the “Proposed Transaction”) between Penn Virginia Corporation (“Penn Virginia” or “PVAC”) and Lonestar Resources US Inc. (“Lonestar” or “LONE”), Penn Virginia intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) to register the shares of Penn Virginia’s common stock to be issued in connection with the Proposed Transaction. The Registration Statement will include a document that serves as a prospectus and proxy statement of Penn Virginia and a consent solicitation statement of Lonestar (the “proxy statement/consent solicitation statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF PENN VIRGINIA AND LONESTAR ARE URGED TO CAREFULLY AND THOROUGHLY READ, WHEN THEY BECOME AVAILABLE, THE REGISTRATION STATEMENT, THE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY PENN VIRGINIA AND LONESTAR WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PENN VIRGINIA AND LONESTAR, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

After the Registration Statement has been declared effective, a definitive proxy statement/consent solicitation statement/prospectus will be mailed to shareholders of each of Penn Virginia and Lonestar. Investors will be able to obtain free copies of the Registration Statement and the proxy statement/consent solicitation statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Penn Virginia and Lonestar with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Penn Virginia, including the proxy statement/consent solicitation statement/prospectus (when available), will be available free of charge from Penn Virginia’s website at www.pennvirginia.com under the “Investors” tab. Copies of documents filed with the SEC by Lonestar will be available free of charge from Lonestar’s website at www.lonestarresources.com under the “Investor Relations” tab.

Participants in the Solicitation

Penn Virginia, Lonestar and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Penn Virginia’s shareholders and the solicitation of written consents from Lonestar’s shareholders, in each case with respect to the Proposed Transaction. Information about Penn Virginia’s directors and executive officers is available in Penn Virginia’s Annual Report on Form 10-K for the 2020 fiscal year filed with the SEC on March 9, 2021, and its definitive proxy statement for the 2021 annual meeting of shareholders filed with the SEC on April 7, 2021. Information about Lonestar’s directors and executive officers is available in Lonestar’s Annual Report on Form 10-K for the 2020 fiscal year, as amended, filed with the SEC on April 30, 2021. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Footnotes

(1)	Free Cash Flow is a non-GAAP financial measure. Definitions of non-GAAP financial measures appear at the end of this release.

(2)

Net Debt is a non-GAAP financial measure. Definitions of non-GAAP financial measures and reconciliations of non-GAAP financial measures to the closest GAAP-based financial measures appear at the end of this release.

(3)

Realized oil price, including effects of derivatives, net is a non-GAAP measure. Definitions and reconciliations of non-GAAP financial measures and reconciliations of non-GAAP financial measures to the closest GAAP-based financial measures appear at the end of this release.

(4)

Adjusted EBITDAX is a non-GAAP financial measure. Definitions and reconciliations of non-GAAP financial measures and reconciliations of non-GAAP financial measures to the closest GAAP-based financial measures appear at the end of this release.

(5)

PV-10 Value is a non-GAAP measure. Definitions of non-GAAP financial measures and reconciliations of non-GAAP financial measures to the closest GAAP-based financial measures appear at the end of this release.

PENN VIRGINIA CORPORATION

CERTAIN NON-GAAP FINANCIAL MEASURES - unaudited

Reconciliation of GAAP “Standardized Measure of Discounted Future Net Cash Flows” to Non-GAAP “PV-10”

Non-GAAP PV-10 value is the estimated future net cash flows from estimated proved reserves discounted at an annual rate of 10 percent before giving effect to income taxes. The standardized measure of discounted future net cash flows is the after-tax estimated future cash flows from estimated proved reserves discounted at an annual rate of 10 percent, determined in accordance with GAAP. We use non-GAAP PV-10 value as one measure of the value of our estimated proved reserves and to compare relative values of proved reserves amount exploration and production companies without regard to income taxes. We believe that securities analysts and rating agencies use PV-10 value in similar ways. Our management believes PV-10 value is a useful measure for comparison of proved reserve values among companies because, unlike standardized measure, it excludes future income taxes that often depend principally on the characteristics of the owner of the reserves rather than on the nature, location and quality of the reserves themselves.

June 30,
2021
(in millions)
Standardized measure of future discounted cash flows of proved developed reserves	$809
Present value of future income taxes discounted at 10%	9

PV-10 of proved developed reserves	$818

Add: Adjustment using flat pricing of $60/bbl WTI, $2.75/MMbtu and NGLs as 23% of WTI. Differentials of $(3.78) off WTI and ($0.05) off natural gas.	237

Adjusted PV-10 of proved developed producing reserves adjusted for pricing and differentials	$1,055

Reconciliation of GAAP “Net income (loss)” to Non-GAAP “Adjusted EBITDAX”

Adjusted EBITDAX represents net income (loss) before loss on extinguishment of debt, interest expense, income taxes, impairments of oil and gas properties, depreciation, depletion and amortization expense and share-based compensation expense, further adjusted to include the net commodity realized settlements of derivatives and exclude the effects of gains and losses on sales of assets, non-cash changes in the fair value of derivatives, and special items including strategic transaction costs, and organizational restructuring, including severance. We believe this presentation is commonly used by investors and professional research analysts for the valuation, comparison, rating, investment recommendations of companies within the oil and gas exploration and production industry. We use this information for comparative purposes within our industry. Adjusted EBITDAX is not a measure of financial performance under GAAP and should not be considered as a measure of liquidity or as an alternative to net income (loss). Adjusted EBITDAX as defined by Penn Virginia may not be comparable to similarly titled measures used by other companies and should be considered in conjunction with net income (loss) and other measures prepared in accordance with GAAP, such as operating income or cash flows from operating activities. Adjusted EBITDAX should not be considered in isolation or as a substitute for an analysis of Penn Virginia’s results as reported under GAAP.

The following table sets forth a reconciliation of estimated net income as determined in accordance with GAAP to Estimated Adjusted EBITDAX for the three months ended June 30, 2021:

	Three Months Ended
	June 30, 2021
	(in thousands)
	Low Estimate	High Estimate
Reconciliation of Net income to Adjusted EBITDAX
Net income	$3,118	$11,850
Adjustments to reconcile to Adjusted EBITDAX:
Interest expense, net	5,568	5,038
Income tax expense	72	274
Depreciation, depletion and amortization	30,235	27,355
Share-based compensation	1,010	914
Adjustments for derivatives:
Net losses	56,938	51,516
Realized commodity settlements, net (1)	(20,941)	(18,947)

Adjusted EBITDAX	$76,000	$78,000

(1)

Realized commodity settlements, net includes, as applicable to the period presented: (i) current period commodity derivative settlements; (ii) the impact of option premiums paid or received in prior periods related to current period production; (iii) the impact of prior period cash settlements of early-terminated derivatives originally designated to settle against current period production; (iv) the exclusion of option premiums paid or received in current period related to future period production; and (v) the exclusion of the impact of current period cash settlements for early-terminated derivatives originally designated to settle against future period production.

Reconciliation of Net Debt (non-GAAP)

Net debt, excluding unamortized discount and debt issuance costs is a non-GAAP financial measure that is defined as total principal amount of long-term debt less cash and cash equivalents. The most comparable financial measure to net debt, excluding unamortized discount and debt issuance costs under GAAP is principal amount of long-term debt. Net debt is used by management as a measure of our financial leverage. Net debt, excluding unamortized discount and debt issuance costs should not be used by investors or others as the sole basis in formulating investment decisions as it does not represent the Company’s actual GAAP indebtedness.

June 30,
2021
(in thousands)
Credit Facility	$238,900
Second lien term loan, excluding unamortized discount and issue costs	144,985
Cash and cash equivalents	(49,694)

Net Debt	$334,191

Reconciliation of realized oil price, including effects of derivatives, net (non-GAAP)

We calculate our realized price for crude oil, including effects of derivatives, net as we believe this non-GAAP measure is useful to management and stakeholders in determining the effectiveness of our price-risk management program that is designed to reduce the volatility associated with our operations. The following table reconciles our crude oil realized price calculated in accordance with GAAP to our non-GAAP realized crude oil price, including effects of derivatives, net:

$ per Bbl
Crude oil realized price	$63.54
Effect of derivatives	(10.84)

Crude oil realized price, including effects derivatives, net	$52.70

Effects of derivatives includes, as applicable to the period presented: (i) current period derivative settlements; (ii) the impact of option premiums paid or received in prior periods related to current period production; (iii) the impact of prior period cash settlements of early-terminated derivatives originally designated to settle against current period production; (iv) the exclusion of option premiums paid or received in current period related to future period production; and (v) the exclusion of the impact of current period cash settlements for early-terminated derivatives originally designated to settle against future period production.

Definition and Explanation of Free Cash Flow

Free Cash Flow is not a measure of net income (loss) as determined by GAAP. We define Free Cash Flow as Discretionary Cash Flow (non-GAAP) less acquisition capital plus asset divestiture proceeds plus sales and use tax refunds less oil and gas capital expenditures. Discretionary Cash Flow is defined as Net Cash Provided by Operating Activities (GAAP) less changes in working capital (current assets and liabilities). We believe this presentation is commonly used by investors and professional research analysts for the valuation, comparison, rating, investment recommendations of companies within the oil and gas exploration and production industry. We use this information for comparative purposes within our industry. Our definition of Free Cash Flow may differ from the definition used by other companies. Free Cash Flow should be considered as a supplement to net income as a measure of performance and net cash provided by operating activities as a measure of our liquidity.

Contact

Clay Jeansonne

Investor Relations

Ph: (713) 722-6540

E-Mail: invest@pennvirginia.com

Exhibit 99.2

Penn Virginia Announces Proposed $400 Million Offering of Senior Unsecured Notes

Houston, July 26, 2021 (GLOBE NEWSWIRE) — Penn Virginia Corporation (“Penn Virginia”) (NASDAQ: PVAC) today announced that, subject to market conditions and other factors, its indirect, wholly owned subsidiary Penn Virginia Escrow LLC (the “Escrow Issuer”) intends to offer $400 million aggregate principal amount of senior unsecured notes due 2026 (the “Notes”). The gross proceeds of the offering and other funds will initially be deposited in an escrow account pending satisfaction of certain conditions, including the expected consummation of Penn Virginia’s merger (the “Lonestar Merger”) with Lonestar Resources US Inc. (“Lonestar”) on or prior to November 26, 2021. Upon satisfaction of the escrow release conditions, Penn Virginia Holdings, LLC (“Holdings”) will assume the obligations under the Notes, the Escrow Issuer will be merged with and into Holdings (with Holdings as the surviving entity), the Notes will be guaranteed by the subsidiaries of Holdings that guarantee its reserve-based revolving credit facility, and the escrowed proceeds relating to the offering of the Notes will be released.

Upon the release of the funds from escrow, Penn Virginia intends to use the proceeds from the offering to repay and discharge the long-term debt of Lonestar and to use the remainder, along with cash on hand, to repay Penn Virginia’s second lien term loan in full and pay related expenses.

If escrow release conditions are not satisfied on or before November 26, 2021, or at any time prior to such date the Lonestar Merger has been terminated or we have decided that we will not pursue the consummation of the Lonestar Merger (or determined that the consummation of the Lonestar Merger is not reasonably likely to be satisfied by such date), then the escrowed funds will be applied to the mandatory redemption of the Notes at a price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

The Notes will be offered and sold in a private placement to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to non-U.S. persons in transactions outside the United States pursuant to Regulation S under the Securities Act.

The Notes will not be registered under the Securities Act or any state securities laws and may not be offered or sold in the United States or to, or for the benefit of, U.S. persons absent registration under, or an applicable exemption from, the registration requirements of the Securities Act and applicable state securities laws.

This announcement does not constitute an offer to sell or a solicitation of an offer to buy the Notes or any other security and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which, or to any persons to whom, such an offer, solicitation or sale would be unlawful. Any offers of the Notes will be made only by means of a private offering memorandum.

About Penn Virginia Corporation

Penn Virginia Corporation is a pure-play independent oil and gas company engaged in the development and production of oil, natural gas liquids and natural gas, with operations in the Eagle Ford shale in south Texas.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Penn Virginia or Lonestar expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to statements regarding the Lonestar Merger described herein. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the possibility that shareholders of Penn Virginia may not approve the issuance of new shares of Penn Virginia common stock in the Lonestar Merger or that shareholders of Lonestar may not approve the Merger Agreement; the risk that a condition to closing of the Lonestar Merger may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Lonestar Merger might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Lonestar Merger; the parties do not receive regulatory approval of the Lonestar Merger; the risk that changes in Penn Virginia’s capital structure and governance, including its status as a controlled company, could have adverse effects on the market value of its securities; the ability of Penn Virginia to retain customers and retain and hire key personnel and maintain relationships with its suppliers and customers and on Penn Virginia’s operating results and business generally; the risk the Lonestar Merger could distract management from ongoing business operations or cause Penn Virginia to incur substantial costs; the risk that the expanded acreage footprint does not allow for longer laterals, lower per unit operating expenses, and increased number of wells per pad as expected; the ability of Penn Virginia to develop drilling locations, which do not represent oil and gas reserves, into production or proved reserves; the risk that Penn Virginia may be unable to reduce expenses or access financing or liquidity; the risk that Penn Virginia does not realize expected benefits of its hedges; the impact of the COVID-19 pandemic, any related economic downturn and any related substantial decline in demand for oil and natural gas; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and

2

other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Penn Virginia’s control, including those detailed in Penn Virginia’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on Penn Virginia’s website at www.pennvirginia.com and on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov. All forward-looking statements are based on assumptions that Penn Virginia believes to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Penn Virginia undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information and Where To Find It

In connection with the Lonestar Merger, Penn Virginia intends to file with the Securities and Exchange Commission a registration statement on Form S-4 (the “Registration Statement”) to register the shares of Penn Virginia’s common stock to be issued in connection with the Lonestar Merger. The Registration Statement will include a document that serves as a prospectus and proxy statement of Penn Virginia and a consent solicitation statement of Lonestar (the “proxy statement/consent solicitation statement/prospectus”), and each party will file other documents regarding the Lonestar Merger with the SEC. INVESTORS AND SECURITY HOLDERS OF PENN VIRGINIA AND LONESTAR ARE URGED TO CAREFULLY AND THOROUGHLY READ, WHEN THEY BECOME AVAILABLE, THE REGISTRATION STATEMENT, THE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY PENN VIRGINIA AND LONESTAR WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PENN VIRGINIA AND LONESTAR, THE LONESTAR MERGER, THE RISKS RELATED THERETO AND RELATED MATTERS.

After the Registration Statement has been declared effective, a definitive proxy statement/consent solicitation statement/prospectus will be mailed to shareholders of each of Penn Virginia and Lonestar. Investors will be able to obtain free copies of the Registration Statement and the proxy statement/consent solicitation statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Penn Virginia and Lonestar with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Penn Virginia, including the proxy statement/consent solicitation statement/prospectus (when available), will be available free of charge from Penn Virginia’s website at www.pennvirginia.com under the “Investors” tab. Copies of documents filed with the SEC by Lonestar will be available free of charge from Lonestar’s website at www.lonestarresources.com under the “Investor Relations” tab.

3

Participants in the Solicitation

Penn Virginia, Lonestar and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Penn Virginia’s shareholders and the solicitation of written consents from Lonestar’s shareholders, in each case with respect to the Lonestar Merger. Information about Penn Virginia’s directors and executive officers is available in Penn Virginia’s Annual Report on Form 10-K for the 2020 fiscal year filed with the SEC on March 9, 2021, and its definitive proxy statement for the 2021 annual meeting of shareholders filed with the SEC on April 7, 2021. Information about Lonestar’s directors and executive officers is available in Lonestar’s Annual Report on Form 10-K for the 2020 fiscal year, as amended, filed with the SEC on April 30, 2021. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the Lonestar Merger when they become available. Stockholders, potential investors and other readers should read the proxy statement/consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contact

Clay Jeansonne

Investor Relations

Ph: (713) 722-6540

E-Mail: invest@pennvirginia.com

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Exhibit 99.3

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

July 8, 2021

Penn Virginia Corporation

16285 Park Ten Place

Suite 500

Houston, Texas 77084

Ladies and Gentlemen:

Pursuant to your request, this report of third party presents an independent evaluation, as of June 30, 2021, of the extent and value of the estimated net proved developed oil, condensate, natural gas liquids (NGL), and gas reserves of certain properties in which Penn Virginia Corporation (Penn Virginia) has represented it holds an interest. This evaluation was completed on July 8, 2021. The properties evaluated herein consist of working and royalty interests located in Texas. Penn Virginia has represented that these properties account for 100 percent on a net equivalent barrel basis of Penn Virginia’s net proved developed reserves as of June 30, 2021. At the request of Penn Virginia, only proved developed reserves have been evaluated for this report. The net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the United States Securities and Exchange Commission (SEC)This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S–K and is to be used for inclusion in certain SEC filings by Penn Virginia.

Reserves estimates included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum remaining to be produced from these properties after June 30, 2021. Net reserves are defined as that portion of the gross reserves attributable to the interests held by Penn Virginia after deducting all interests held by others.

Values for proved reserves in this report are expressed in terms of future gross revenue, future net revenue, and present worth. Future gross revenue is defined as that revenue which will accrue to the evaluated interests from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting production taxes, ad valorem taxes, operating expenses, capital costs, and abandonment costs from future gross revenue. Operating expenses include field operating expenses, transportation and processing expenses, and an allocation of overhead that directly relates to production activities. Capital costs include drilling and completion costs, facilities costs, and field maintenance costs. Abandonment costs are represented by Penn Virginia to be inclusive of those costs associated with the removal of equipment, plugging of wells, and reclamation and restoration associated with the abandonment. At the request of Penn Virginia, future income taxes were not taken into account in the preparation of these estimates. Present worth is defined as future net revenue discounted at a nominal discount rate of 10 percent per year compounded monthly over the expected period of realization. Present worth should not be construed as fair market value because no consideration was given to additional factors that influence the prices at which properties are bought and sold.

Estimates of reserves and revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Information used in the preparation of this report was obtained from Penn Virginia and from public sources. Additionally, this information includes data supplied by IHS Markit Inc; Copyright 2021 IHS Markit Inc. In the preparation of this report we have relied, without independent verification, upon information furnished by Penn Virginia with respect to the property interests being evaluated, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination was not considered necessary for the purposes of this report.

Definition of Reserves

Petroleum reserves included in this report are classified as proved developed. Only proved developed reserves have been evaluated for this report. Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4–10(a)(1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves—Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i)

The area of the reservoir considered as proved includes: (A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii)

In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii)

Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv)

Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when: (A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v)

Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves—Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i)	Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii)	Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves—Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i)

Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii)

Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii)

Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with the reserves definitions of Rules 4–10(a) (1)– (32) of Regulation S–X of the SEC and with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (revised June 2019) Approved by the SPE Board on 25 June 2019” and in Monograph 3 and Monograph 4 published by the Society of Petroleum Evaluation Engineers. The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

Based on the current stage of field development, production performance, the development plans provided by Penn Virginia, and analyses of areas offsetting existing wells with test or production data, reserves were classified as proved developed.

Penn Virginia has represented that its senior management is committed to the development plan provided by Penn Virginia and that Penn Virginia has the financial capability to execute the development plan, including the drilling and completion of wells and the installation of equipment and facilities.

For the evaluation of unconventional reservoirs, a performance-based methodology integrating the appropriate geology and petroleum engineering data was utilized for this report. Performance-based methodology primarily includes (1) production diagnostics, (2) decline-curve analysis, and (3) model-based analysis (if necessary, based on availability of data). Production diagnostics include data quality control, identification of flow regimes, and characteristic well performance behavior. These analyses were performed for all well groupings (or type-curve areas).

Characteristic rate-decline profiles from diagnostic interpretation were translated to modified hyperbolic rate profiles, including one or multiple b-exponent values followed by an exponential decline. Based on the availability of data, model-based analysis may be integrated to evaluate long-term decline behavior, the effect of dynamic reservoir and fracture parameters on well performance, and complex situations sourced by the nature of unconventional reservoirs.

In the evaluation of non-producing reserves, type-well analysis was performed using well data from analogous reservoirs for which more complete historical performance data were available.

Data provided by Penn Virginia from wells drilled through June 30, 2021, and made available for this evaluation were used to prepare the reserves estimates herein. These reserves estimates were based on consideration of monthly production data available for certain properties only through April 2021. Estimated cumulative production, as of June 30, 2021, was deducted from the estimated gross ultimate recovery to estimate gross reserves. This required that production be estimated for up to 2 months.

Oil and condensate reserves estimated herein are those to be recovered by normal field separation. NGL reserves estimated herein include pentanes and heavier fractions (C5+) and liquefied petroleum gas (LPG), which consists primarily of propane and butane fractions, and are the result of low-temperature plant processing. Oil, condensate, and NGL reserves included in this report are expressed in thousands of barrels (Mbbl)In these estimates, 1 barrel equals 42 United States gallons. For reporting purposes, oil and condensate reserves have been estimated separately and are presented herein as a summed quantity.

Gas quantities estimated herein are expressed as sales gas. Sales gas is defined as the total gas to be produced from the reservoirs, measured at the point of delivery, after reduction for fuel usage, flare, and shrinkage resulting from field separation and processing. Gas reserves estimated herein are reported as sales gas. Gas quantities are expressed at a temperature base of 60 degrees Fahrenheit (°F) and at a pressure base of 14.65 pounds per square inch absolute (psia)Gas quantities included in this report are expressed in millions of cubic feet (MMcf).

Gas quantities are identified by the type of reservoir from which the gas will be produced. Nonassociated gas is gas at initial reservoir conditions with no oil present in the reservoir. Associated gas is both gas-cap gas and solution gasGas-cap gas is gas at initial reservoir conditions and is in communication with an underlying oil zone. Solution gas is gas dissolved in oil at initial reservoir conditions. Gas quantities estimated herein include both associated and nonassociated gas.

At the request of Penn Virginia, sales gas reserves estimated herein were converted to oil equivalent using an energy equivalent factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

Primary Economic Assumptions

Revenue values in this report were estimated using initial prices, expenses, and costs provided by Penn Virginia. Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB)The following economic assumptions were used for estimating the revenue values reported herein:

Oil, Condensate, and NGL Prices

Penn Virginia has represented that the oil, condensate, and NGL prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual agreements. Penn Virginia supplied differentials to a West Texas Intermediate (WTI) reference price of $49.78 per barrel and the prices were held constant thereafter. The volume-weighted average prices attributable to the estimated proved reserves over the lives of the properties were $46.71 per barrel of oil and condensate and $12.94 per barrel of NGL.

Gas Prices

Penn Virginia has represented that the gas prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual agreements. Penn Virginia supplied differentials to a Henry Hub reference price of $2.428 per million Btu and the prices were held constant thereafter. Btu factors provided by Penn Virginia were used to convert prices from dollars per million Btu to dollars per thousand cubic feet. The volume-weighted average price attributable to the estimated proved reserves over the lives of the properties was $2.375 per thousand cubic feet of gas.

Production and Ad Valorem Taxes

Production taxes were calculated using the tax rates of Texas. Ad valorem taxes were calculated using rates provided by Penn Virginia based on recent payments.

Operating Expenses, Capital Costs, and Abandonment Costs

Estimates of operating expenses, provided by Penn Virginia and based on current expenses, were held constant for the lives of the properties. Future capital expenditures were estimated using 2021 values, provided by Penn Virginia, and were not adjusted for inflation. Abandonment costs, which are those costs associated with the removal of equipment, plugging of wells, and reclamation and restoration associated with the abandonment, were provided by Penn Virginia and were not adjusted for inflation. At the request of Penn Virginia, abandonment costs and any associated negative future net revenue have been included herein for those proved developed properties for which reserves were estimated to be zero.

In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, NGL, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, 932-235-50-9, 932-235-50-30, and 932-235-50-31(a), (b), and (e) of the Accounting Standards Update 932-235-50, Extractive Industries—Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the FASB and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4) and (8) of Regulation S–K of the SEC; provided, however, that (i) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein, (ii) estimates of the proved developed reserves are not presented at the beginning of the year, and (iii) the effective date of this report may not coincide with Penn Virginia’s fiscal year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

Summary of Conclusions

The estimated net proved developed reserves, as of June 30, 2021, of the properties evaluated herein were based on the definition of proved reserves of the SEC and are summarized in the following table, expressed in thousands of barrels (Mbbl), millions of cubic feet (MMcf), and thousands of barrels of oil equivalent (Mboe):

	Estimated by DeGolyer and MacNaughton Net Proved Reserves as of June 30, 2021
	Oil and Condensate (Mbbl)	NGL (Mbbl)	Sale Gas (MMcf)	Oil Equivalent (Mboe)
Total Proved Developed	42,952	8,415	39,671	57,979

Note:	Sales gas reserves estimated herein were converted to oil equivalent using an energy equivalent factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

The estimated future revenue to be derived from the production and sale of the net proved developed reserves, as of June 30, 2021, of the properties evaluated using the guidelines established by the SEC is summarized as follows, expressed in thousands of dollars (M$):

Total Proved Developed (M$)
Future Gross Revenue	2,209,418
Production and Ad Valorem Taxes	139,013
Operating Expenses	641,671
Capital and Abandonment Costs	31,929
Future Net Revenue	1,396,805
Present Worth at 10 Percent	817,706

Note:	Future income taxes have not been taken into account in the preparation of these estimates.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its reserves, we are not aware of any such governmental actions which would restrict the recovery of the June 30, 2021, estimated reserves.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Penn Virginia. Our fees were not contingent on the results of our evaluation. This report has been prepared at the request of Penn Virginia. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted,

DeGOLYER and MacNAUGHTON Texas Registered Engineering Firm F-716

/s/ Dilhan Ilk, P. E.
Dilham Ilk, P. E,
Senior Vice President
DeGolyer and MacNaughton

CERTIFICATE OF QUALIFICATION

I, Dilhan Ilk, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.

That I am a Senior Vice President with DeGolyer and MacNaughton, which firm did prepare the report of third party addressed to Penn Virginia dated July 8, 2021, and that I, as Senior Vice President, was responsible for the preparation of this report of third party.

2.

That I attended Istanbul Technical University, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 2003, a Master of Science degree in Petroleum Engineering from Texas A&M University in 2005, and a Doctor of Philosophy degree in Petroleum Engineering from Texas A&M University in 2010; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the Society of Petroleum Engineers; and that I have in excess of 10 years of experience in oil and gas reservoir studies and reserves evaluations.

/s/ Dilhan Ilk, P. E.
Dilham Ilk, P.E. Senior Vice President DeGolyer and MacNaughton